Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 30, 2013

Preliminary Prospectus Supplement dated May 18, 2015

Registration Statement File No. 333-188957

UNITED TECHNOLOGIES CORPORATION

€750,000,000 1.250% NOTES DUE 2023

FINAL TERM SHEET DATED MAY 18, 2015

Issuer:	United Technologies Corporation

Title:	1.250% Notes due 2023

Principal Amount:	€750,000,000

Maturity:	May 22, 2023

Coupon:	1.250%

Price to Public:	99.359% of face amount

Underwriting Discount:	0.425%

Yield to Maturity:	1.335%

Spread to Benchmark German Government Security:	+88.6 basis points

Benchmark German Government Security:	1.500% due May 15, 2023

Benchmark German Government Security Spot and Yield:	108.230; 0.449%

Mid-Swap Yield:	0.765%

Spread to Mid-Swap:	+57 basis points

Interest Payment Dates:	Annually on May 22, commencing May 22, 2016

Day Count Convention:	Actual/Actual (ICMA)

Make-Whole Call:	+15 basis points

Proceeds, Before Expenses	€742,005,000

Trade Date:	May 18, 2015

Settlement Date*:	May 22, 2015 (T+4)

CUSIP:	U91301 AD0

ISIN:	XS1237246316

Common Code:	123724631

Denominations	€100,000 x €1,000

Ratings**:	A2/A/A (Stable/Stable/Stable)

Listing:	Application will be made to list the notes on the New York Stock Exchange

Joint Book-Running Managers:	Deutsche Bank AG, London Branch
HSBC Securities (USA) Inc.
J.P. Morgan Securities plc
Merrill Lynch International

Joint Lead Managers:	Citigroup Global Markets Limited Goldman, Sachs & Co. BNP Paribas

Senior Co-Managers:

Mizuho International plc

Morgan Stanley & Co. International plc

BNY Mellon Capital Markets, LLC

Mitsubishi UFJ Securities International plc

Wells Fargo Securities International Limited

RBC Europe Limited

Barclays Bank PLC

Co-Managers:	Commerzbank Aktiengesellschaft Banca IMI S.p.A. Banco Santander, S.A. SMBC Nikko Capital Markets Limited UniCredit Bank AG The Williams Capital Group, L.P. Standard Chartered Bank Société Générale

*	It is expected that delivery of the notes will be made against payment therefor on or about May 22, 2015, which is four business days following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on the date of this term sheet or the next succeeding business day should consult their own advisor.
**	Note: A security rating is not a recommendation to buy, sell or hold securities. Additionally, the security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-188957). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1-800-503-4611, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities plc at 44-20-7134-2468 or Merrill Lynch International at 1-800-294-1322.